# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: AgomAb Therapeutics NV, CIK 0002020932
CUSIP: 00860C102
Title of class of securities: Common Shares, no nominal value per share ("Common Shares")
Address of issuer's principal executive offices: Posthoflei 1/6, Antwerpen, Belgium (C9), 2600
Date of event which requires filing of this statement: 02/09/2026
Filed by CIK 0001876264
Persons authorized to receive notices and communications: Bas Vaessen, LSP 7 Management B.V., Johannes Vermeerplein 9, Amsterdam, Netherlands (P7), 1071 DV, 31 20 664 5500

## Reporting persons
- LSP 7 Cooperatieve U.A. (CIK 0001876264): type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); source of funds: other (OO); sole voting power 0; shared voting power 5,141,992; sole dispositive power 0; shared dispositive power 5,141,992; aggregate amount beneficially owned 5,141,992 (10.6% of the class)
- LSP 7 Management B.V.: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); source of funds: other (OO); sole voting power 0; shared voting power 5,141,992; sole dispositive power 0; shared dispositive power 5,141,992; aggregate amount beneficially owned 5,141,992 (10.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no nominal value per share ("Common Shares")
Name of issuer: AgomAb Therapeutics NV
Address of issuer's principal executive offices: Posthoflei 1/6, Antwerpen, Belgium (C9), 2600

## Item 2. Identity and Background
Name of person filing:
The Schedule 13D is being filed by the following persons (each a "Reporting Person" and, collectively, the "Reporting Persons"):

LSP 7 Cooperatieve U.A. ("LSP 7"); and
LSP 7 Management B.V.

The managing directors of LSP 7 Management B.V. are Martijn Kleijwegt, Rene Kuijten and Joachim Rothe (collectively, the "Related Persons").
Residence or business address: The business address of each of the Reporting Persons and the Related Persons is c/o LSP, Johannes Vermeerplein 9, 1071 DV Amsterdam, the Netherlands.
Present principal occupation or employment: The Reporting Persons are principally engaged in the business of investments in securities. The current principal occupation of each of the Related Persons is Partner and Managing Director of EQT Life Sciences (formerly Life Sciences Partners).
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons nor any of the Related Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons nor any of the Related Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of the Reporting Persons is organized under the laws of the Netherlands. Messrs. Kleijwegt and Kuijten are citizens of the Netherlands, and Mr. Rothe is a citizen of Germany.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Prior to the Issuer's initial public offering (the "IPO"), LSP 7 purchased 185,585 shares of the Issuer's preferred stock in a series of transactions for aggregate consideration of approximately Euro 40 million.

Upon the consummation of the IPO on February 9, 2026 (the "Closing Date"), the Issuer effected a 1-for-21.6450216450216 forward stock split of the Common Shares and all of LSP 7's preferred stock automatically converted into an aggregate 4,016,992 Common Shares.

On the Closing Date, LSP 7 purchased 1,125,000 American Depositary Shares (each representing one Common Share) at a purchase price of $16.00 per share, for aggregate consideration of $18,000,000.00.

LSP 7 obtained the funds for these transactions through capital contributions from its members.

## Item 4. Purpose of Transaction
Purpose of transaction:
Amended and Restated Shareholders' Agreement

On November 4, 2024, certain shareholders of the Issuer, including LSP 7, entered into an amended and restated shareholders' agreement (the "Shareholders' Agreement") with the Issuer, pursuant to which the Issuer agreed, among other things, to register for resale certain Common Shares and other equity securities of the Issuer that are held by the parties (the "Registrable Securities"), and agreed to provide customary demand and "piggyback" registration rights, subject to certain requirements and conditions. The Shareholders' Agreement terminated immediately prior to the consummation of the IPO, except for the confidentiality provisions and registration rights granted thereunder.

The registration rights granted under the Shareholders' Agreement will terminate upon the earlier of upon the earliest of one of the following three events: (1) a liquidity event, such as payment of dividends or a share buy-back, a bankruptcy or similar liquidation or dissolution, an asset sale or any merger or consolidation or acquisition of the Issuer; (2) such time as Rule 144 or another similar exemption under the Securities Act of 1933, as amended, is available for the sale of all of such holder's shares without limitation (including without observance of the manner of sale, volume limitation and notice provisions of Rule 144) during a three month period without registration; and (3) the third anniversary of the IPO.

Lock-up Agreement

In connection with the IPO, LSP 7 entered into an agreement (the "Lock-Up Agreement") that for a period of 180 days following the Closing Date, subject to certain exceptions, it will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any Common Shares or any securities convertible into or exchangeable for Common Shares.

The foregoing descriptions of the Shareholders' Agreement and the Lock-Up Agreement do not purport to be complete and are qualified in their entirety by the full text of such agreements, which are attached as exhibits to this Schedule 13D and incorporated herein by reference.

General

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons, subject to the Lock-Up Agreement, may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons, including their designee to the Issuer's board of directors (the "Board"), Felice Verduyn-van Weegen, may engage in discussions with management, the Board, other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board.

To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in his consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The ownership information presented herein represents beneficial ownership of Common Shares as of the date hereof, based on 48,736,779 Common Shares outstanding as of February 9, 2026.

LSP 7 is the record holder of the Common Shares reported herein and is the beneficial owner of approximately 10.6% of the outstanding Common Shares. LSP 7 Management B.V. is the sole director of LSP 7. The managing directors of LSP 7 Management B.V. are Martijn Kleijwegt, Rene Kuijten and Joachim Rothe.
Number of shares as to which each person has sole or shared power to vote or dispose:
Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 5,141,992

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 5,141,992
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, during the past 60 days, none of the Reporting Persons nor the Related Persons have effected any transactions in the Common Stock.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 4 above summarizes certain provisions of the Shareholders' Agreement and the Lock-Up Agreement and is incorporated herein by reference. A copy of each such agreement is attached as an exhibit to this Schedule 13D and is incorporated by reference herein.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement

Exhibit 2: Amended and Restated Shareholders' Agreement, dated as of November 4, 2024, by and among AgomAb Therapeutics NV and the shareholders party thereto (incorporated by reference to Exhibit 4.1 to the Issuer's Registration Statement on Form F-1 filed with the SEC on January 16, 2026).

Exhibit 3: Form of Lock-Up Agreement (incorporated by reference to Exhibit 1.1. to the Issuer's Registration Statement on Form F-1 filed with the SEC on January 29, 2026).

## Signatures
- LSP 7 Cooperatieve U.A.: By: LSP 7 Management B.V., its sole director, By: /s/ Martijn Kleijwegt, Martijn Kleijwegt, Managing Director (02/17/2026)
- LSP 7 Cooperatieve U.A.: By: LSP 7 Management B.V., its sole director, By: /s/ Rene Kuijten, Rene Kuijten, Managing Director (02/17/2026)
- LSP 7 Management B.V.: /s/ Martijn Kleijwegt, Martijn Kleijwegt, Managing Director (02/17/2026)
- LSP 7 Management B.V.: /s/ Rene Kuijten, Rene Kuijten, Managing Director (02/17/2026)